Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, IDEX Corporation (the “Corporation”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our common stock.

DESCRIPTION OF CAPITAL STOCK

The following summary description relating to our capital stock is based upon our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). The summary does not purport to be complete, and is qualified by reference to our Certificate of Incorporation and Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Capitalization

Our authorized capital stock currently consists of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Subject to the rights of the holders of any preferred stock and except as provided below, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Corporation’s Board of Directors (the “Board”) out of funds legally available therefore. In the event of liquidation, dissolution or winding-up of the Corporation, each stockholder of record on the applicable date has the right to share equally and ratably in any distribution of our assets after payment of liabilities (including payments with respect to any outstanding shares of preferred stock). Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. Our Certificate of Incorporation does not provide for cumulative voting rights. A majority vote is required for all action to be taken by stockholders, except with respect to matters relating to (i) the election of directors, which requires a plurality of the votes cast, or (ii) adopting amendments to Article VIII of our Certificate of Incorporation, which provides, among other things, for our classified board of directors, or adopting an amendment to our Certificate of Incorporation to provide for cumulative voting rights in the election of directors, each of which requires the affirmative vote of the holders of not less than 80% of the outstanding shares of stock with voting rights. Holders of common stock do not have preemptive, subscription, redemption, sinking fund or conversion rights.

Our common stock is listed on the New York Stock Exchange under the symbol “IEX.”

Preferred Stock

The Corporation’s Board has been authorized, subject to certain limitations set forth in the Certificate of Incorporation, to issue shares of preferred stock in one or more series, by resolution providing for the issuance of such series, and to (i) fix the number of shares which will constitute such series and the designation thereof, (ii) determine the voting rights of shares of such series, (iii) determine the terms and conditions, if any, under which such series may be redeemable, (iv) determine the rate of any dividends payable with respect to shares of such series and any preferences or relations to dividends payable with respect to shares of other classes of our capital stock, (v) determine the rights of shares of such series upon our liquidation, (vi) determine if shares of such series are convertible into or exchangeable for shares of another class or classes of our capital stock and the rates or prices at which shares of such series are convertible or exchangeable, and (vii) determine such other preferences and relative, participating, optional or other special rights and qualifications of shares of such series as are not inconsistent with the terms of the Certificate of Incorporation.

The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of the Corporation. It could also have the effect of delaying, deferring or preventing a change in control of the Corporation.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the Delaware General Corporation Law (“DGCL”), our Certificate of Incorporation and Bylaws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect and could make the following transactions difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Corporation, including transactions that might result in a premium over the market price for shares of common stock.

Authorized but Unissued Shares

The Corporation’s authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Corporation by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

The authority that our board of directors possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Corporation through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting and prohibits any provision imposing cumulative voting in the election of directors from being added unless such action is approved by the affirmative vote of the holders of not less than 80% of the outstanding shares of stock with voting rights.

Classified Board of Directors

Pursuant to our Certificate of Incorporation, the Corporation’s Board is divided into three classes, with the number of directors in each class as nearly equal as possible. The directors in each class serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of the stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Removal of Directors; Vacancy

Our Certificate of Incorporation and Bylaws provide for the removal of any of the Corporation’s directors only for cause and only by the affirmative vote of at least a majority of the voting power of the Corporation’s then outstanding capital stock entitled to vote in the election of directors. Furthermore, any vacancy on the Corporation’s Board, however occurring, including a vacancy resulting from an increase in the size of the Board, shall only be filled by the affirmative vote of a majority of the remaining directors of the class in which such vacancy occurs, or by the affirmative vote of a majority of the remaining directors of the other two classes if there is no director remaining in the class in which such vacancy occurs.

Special Meetings of the Stockholders

Unless otherwise permitted by applicable law, our Bylaws provide that special meetings of the stockholders may be called only by (i) the Chairman of the Board, (ii) the Board, pursuant to a resolution approved by a majority of the entire Board or (iii) the Secretary of the Corporation upon the written request of stockholders of record as of the record date who hold, in the aggregate, at least a majority of the voting power of the outstanding shares of capital stock of the Corporation.

Stockholder Advance Notice Procedures

Under our Bylaws, to be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for election to the Board must be delivered to the Secretary of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. Such notice must contain information specified in our Bylaws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made.

Exclusive Forum

Our Bylaws provide that, unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought in the right of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to the Corporation or our stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) before that person became an interested stockholder, the corporation’s board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. “Business combination” includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is any entity or person who, together with affiliates and associates, owns (or, within the previous three years, did own) 15% or more of the corporation’s outstanding voting stock.